EXHIBIT (a)(10)

FOR IMMEDIATE RELEASE

Investor Relations Contact	Media Contact
Warren Edwards	Lesley Pool
Executive Vice President/	Senior Vice President/
Chief Financial Officer	Chief Marketing Officer
Affiliated Computer Services, Inc.	Affiliated Computer Services, Inc.
214-841-8082	214-841-8028
warren.edwards@acs-inc.com	lesley.pool@acs-inc.com

ACS Completes Cash Tender Offer for Shares of
Superior Consultant Holdings Corporation

DALLAS, TEXAS: January 25, 2005 — Affiliated Computer Services, Inc.,
(NYSE: ACS), a premier provider of business process and information technology outsourcing solutions, announced today the successful completion of the cash tender offer by its wholly owned subsidiary, ACS Merger Corp., for all of the shares of common stock of Superior Consultant Holdings Corporation (Nasdaq: SUPC), a leading provider of IT consulting services and solutions to the healthcare industry, at a price of $8.50 per share.

The offer expired, as scheduled, at 12:00 midnight (New York City time) on Monday, January 24, 2005.

ACS has been advised by Mellon Investor Services LLC, the depositary for the tender offer, that, as of the expiration of the offer 10,462,622 shares representing approximately 99% of Superior’s issued and outstanding common stock had been tendered and not withdrawn (including approximately 33,697 shares tendered by guaranteed delivery). All validly tendered shares have been accepted for purchase in accordance with the terms of the tender offer.

ACS intends to complete the acquisition of Superior through a short form merger of ACS Merger Corp. with and into Superior on or about January 28, 2005. As a result of the merger, all outstanding shares of Superior common stock not purchased by ACS Merger Corp. in the tender offer will be converted into the right to receive $8.50 per share, without interest.

Established in 1984, Superior provides IT consulting services and solutions to the healthcare industry, including IT and business process outsourcing services, facilities and applications management, network monitoring, and helpdesk services. The company’s clients include hospitals and health systems, integrated delivery networks, and other providers of care, technology firms, health plans, and state and federal government agencies. Superior employs more than 700 experienced healthcare professionals and is headquartered in Dearborn, Michigan. The company also has offices in California, Connecticut, Pennsylvania, and has served approximately 3,000 clients worldwide throughout its 20-year history.

ACS, a Fortune 500 company with more than 43,000 people supporting client operations in nearly 100 countries, provides business process and information technology outsourcing solutions to world-class commercial and government clients. The company’s Class A common stock trades on the New York Stock Exchange under the symbol “ACS.” ACS makes technology work. Visit ACS on the Internet at www.acs-inc.com.

The statements in this news release that do not directly relate to the historical facts constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to numerous risks and uncertainties, many of which are outside the Company’s control. As such, no assurance can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Factors could cause actual results to differ materially from such forward-looking statements. For a description of these factors, see the Company’s prior filings with the Securities and Exchange Commission, including the most recent Form 10-Q. ACS disclaims any intention or obligation to revise any forward-looking statements, whether as a result of new information, future event, or otherwise.